Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.
U.S.A.
20549

March 4th, 2002

     Re:  REQUEST FOR WITHDRAWAL
          Mammoth Mining Co.
          Conformed Submission Type: 10SB12G
          Commission File No. 000-33469
          Accession Number: 0000042050-02-000001
          Filed as of date: 20020102
          ------------------------------------

Dear Ms. Pinkerton:

Pursuant to Regulation C, Rule 477 promulgated under the Securities
Act of 1933,as amended (the "Securities Act"); Mammoth Mining Co.
(the "Company") hereby applies for withdrawal of the above referenced Form 10SB12G originally filed with the Securities and Exchange Commission (the "SEC") on January 2nd, 2002.

The Company apologizes for any inconvenience of this incomplete report, and respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the earliest possible date.

Very Truly Yours,

Mammoth Mining Co.

By: /s/ Spenst Hansen
_______________________
Name:   SPENST HANSEN, President






                               MAMMOTH MINING CO.
              44 West Broadway, Suite 704, Salt Lake City UT 84101
                               TEL: (801) 355-6044